August 23, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Irene Paik
Alan Campbell
Terence O’Brien
Christie Wong

Re:	Theseus Pharmaceuticals, Inc.
Draft Registration Statement on Form S-1
Submitted July 20, 2021
CIK No. 0001745020

Ladies and Gentlemen:

On behalf of Theseus Pharmaceuticals, Inc. (the “Company”), we submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated August 11, 2021, relating to the Company’s Draft Registration Statement on Form S-1 submitted July 20, 2021 (the “Draft Registration Statement”).

On behalf of the Company, we are also electronically transmitting for submission an amended version of the Draft Registration Statement (“Amendment No. 1”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the pages of Amendment No. 1.

Securities and Exchange Commission

August 23, 2021

Draft Registration Statement on Form S-1 Confidentially Submitted on July 20, 2021

Prospectus Summary

Overview, page 1

1.

We note your disclosure here and on pages 85 and 99 stating that the global market for TKIs was approximately $23 billion in 2020 and is estimated to grow to more than $40 billion by 2026. Please revise your disclosure to only present the market sizes for the indications for which you are currently developing product candidates.

RESPONSE TO COMMENT 1: In response to the Staff’s comment, the Company respectfully advises that it has revised its disclosure on pages 1, 85 and 101 of Amendment No. 1.

2.	Please revise the Overview subsection of the Prospectus Summary to disclose that THE-630 is subject to the ARIAD License Agreement, as indicated elsewhere in the prospectus.

RESPONSE TO COMMENT 2: In response to the Staff’s comment, the Company respectfully advises that it has revised its disclosure on pages 1, 85 and 101 of Amendment No. 1.

Our Pipeline, page 2

3.

Please remove or revise the “Product Rights” column in your pipeline table to reflect your disclosure elsewhere in the prospectus that THE-630 is subject to your license agreement with ARIAD Pharmaceuticals.

RESPONSE TO COMMENT 3: In response to the Staff’s comment, the Company respectfully advises that it has revised the pipeline table on pages 2 and 101 of Amendment No. 1.

Pan-KIT Program—THE-630, page 2

4.

Please remove your statements here and on pages 99 and 103 indicating that THE-630 has the potential to be a “best-in-class” next generation KIT inhibitor as this language suggests that THE-630 is effective and likely to be approved.

RESPONSE TO COMMENT 4: In response to the Staff’s comment, the Company respectfully advises that it has revised its disclosure on pages 2, 102 and 105 of Amendment No.1.

Risk Factors

We may not be able to utilize a significant portion…, page 44

5.	Please quantify the NOLs that are subject to limitation and clarify the factors that will determine the extent of the limitation.

Securities and Exchange Commission

August 23, 2021

RESPONSE TO COMMENT 5: In response to the Staff’s comment, the Company respectfully advises that it has revised its disclosure on pages 44 and 45 of Amendment No. 1.

Industry and Market Data, page 76

6.

We note your statement that the content of the third-party sources, except to the extent set forth in this prospectus, does not constitute a portion of the prospectus. We further note your statements that (i) you have not separately verified third party data and (ii) no third party has verified your internal research. These statements may imply an inappropriate disclaimer of responsibility with respect to such information that appears in your prospectus. Please either delete these statements or specifically state that you are liable for the disclosure regarding to the market and industry data and your internal company research that appears in the prospectus.

RESPONSE TO COMMENT 6: In response to the Staff’s comment, the Company respectfully advises that it has revised its disclosure on page 76 of Amendment No. 1.

Business

Our Research and Discovery Approach, page 102

7.

We note your disclosure throughout this section stating that (i) you believe your approach substantially reduces the biological and clinical risk of your programs, (ii) your predictive screening allows you to apply your drug discovery expertise to select inhibitors with optimal properties and (iii) you design clinical development programs that provide you with an early and accurate assessment of activity against individual mutant variants and will enable you to executive efficient clinical development.

Please revise your disclosure throughout this section to clarify, if true, that (x) the drug development progress is inherently uncertain and cannot be fully de-risked, (y) your predictive screening approach has not been clinically validated and that your TKIs may not function as anticipated in future clinical trials and (z) there is no guarantee that the clinical trials you may conduct in the future will provide you with positive or actionable data that will facilitate efficient clinical development.

RESPONSE TO COMMENT 7: In response to the Staff’s comment, the Company respectfully advises that it has revised its disclosure on pages 17 and 104 of Amendment No. 1.

Our Pan-KIT Inhibitor Program: THE-630, page 103

8.

We note your statement that you intend to pursue a streamlined development pathway. Please revise your disclosure to clarify what is meant by “streamlined” and describe how you will streamline the development of THE-630 as compared to competing product candidates that are being developed for the same indication. We further note your statement that you intend to “quickly” advance THE-630 into earlier lines of treatment if you receive positive data from your planned Phase 1/2 trials. Please revise this

Securities and Exchange Commission

August 23, 2021

disclosure to remove any implication that you will be successful in commercializing your product candidates in an accelerated manner as such statements are speculative.

RESPONSE TO COMMENT 8: In response to the Staff’s comment, the Company respectfully advises that it has revised its disclosure on page 105 of Amendment No. 1.

Intellectual Property, page 122

9.

Please revise your disclosure regarding your patent portfolio to specify the number of patents and patent applications you own and license separately. Please also specify whether you own or license the issued U.S. patent covering the KIT inhibitor program and the type of patent protection it has (e.g., composition of matter, method of use, etc.).

RESPONSE TO COMMENT 9: In response to the Staff’s comment, the Company respectfully advises that it has revised its disclosure on page 124 of Amendment No. 1.

General

10.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE TO COMMENT 10: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will supplementally provide the Staff, on a confidential basis under separate cover, with copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act, and further advises the Staff that it will collect copies of any such materials from potential investors.

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Securities and Exchange Commission

August 23, 2021

Please contact the undersigned at (650) 463-5341 or cconklin@gunder.com if you have any questions with respect to this response or Amendment No. 1.

Very truly yours,

/s/ Colin G. Conklin
Colin G. Conklin, Esq.

cc:	Timothy P. Clackson, Ph.D., President and Chief Executive Officer
Bradford D. Dahms, Chief Financial Officer
Theseus Pharmaceuticals, Inc.

Marcia A. Hatch, Esq.
Frederic G. Martin, Esq.
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Lisa Firenze, Esq.
Scott N. Lunin, Esq.
Wilmer Cutler Pickering Hale & Dorr LLP